September 24, 2008
  BY EDGAR AND FEDERAL EXPRESS
  Securities and Exchange Commission
  Division of Corporation Finance
  100 F Street, N.E.
  Washington, DC 20549
  Attn: Mr. Rufus Decker, Accounting Branch Chief

Re:	Form 10-K/A for the fiscal year ended December 31, 2007 Definitive Proxy Statement on Form 14A filed March 17, 2008 File No. 001-11311
Dear Mr. Decker:
     Our firm represents Lear Corporation, a Delaware corporation (the “Company”). We are submitting this letter on behalf of the Company in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated September 16, 2008, regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Definitive Proxy Statement on Form 14A, filed with the SEC on March 17, 2008 (the “Proxy Statement”). The comment letter of the Staff dated September 16, 2008 supplements the initial comment letter the Company received from the Staff regarding this subject matter dated August 26, 2008 and is in response to a letter we sent to you on behalf of the Company dated September 11, 2008. We have addressed your September 16, 2008 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment.
FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Management’s Discussion and Analysis
Covenants, page 44
1.	We note your response to comment 3 from our letter dated August 26, 2008. We understand that the term “consolidated operating profit” is a defined term under your primary credit facility and we are not asking you to change how it is currently computed or reconciled. Rather, the comment requested that you revise the title of the non-GAAP measure here, on page 88, and elsewhere in your filings where it is presented, so that it is not confusingly similar to titles or descriptions used for GAAP financial measures. For example, you could consider revising the title to something similar to “Credit Facility profit measure”. Please refer to Item 10(e)(l)(ii)(E) of Regulation S-K.
     Response:
     The Company acknowledges the Staff’s comment and in future filings, the Company will utilize the caption “Credit Facility-Operating Earnings Measure” when referring to the term “consolidated operating profit” as defined in the Company’s primary credit facility. In a phone conversation on September 18, 2008 with a representative of the Staff, Ms. Lisa Haynes, she advised us that the Company’s proposed caption would be acceptable to the Staff.
Note 7 – Investments in Affiliates and Other Related Party Transactions, page 81
2.	We note your response to comment 6 from our letter dated August 26, 2008. For each of the five operating companies listed in your response, please describe for us in detail how the provisions of your shareholder agreements are written to address what will occur if the minority shareholder blocks your action as majority shareholder. Refer to Example 6 of Exhibit 96-16A to EITF 96-16.
     Response:
     As provided in the consensus guidance to EITF No. 96-16, “Investor’s Accounting for an Investee when the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” at the time the majority interest was obtained, the Company made an assessment of the minority shareholder rights under each of the joint venture agreements outlined below. With respect to each of the joint ventures referred to below, the Company has described the operation of the provisions of the applicable joint venture documents in the event a minority joint venture partner blocks a proposed action of the joint venture. EITF No. 96-16 provides that minority rights that would allow the minority shareholder to effectively participate in certain corporate actions should be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest should consolidate its investee. Accordingly, while the Company (or its affiliate) may own a majority stake in each of the joint ventures listed below, the governing documents provide that the Company’s applicable joint venture partner is a true operating partner, and the consent of both parties is required for approval of certain material actions of the joint venture as described in the applicable governing documents for each joint venture.
     Based upon the Company’s review of the specific facts and circumstances as outlined below and the relative ownership of the underlying investment, the Company has concluded that the minority shareholders in the joint ventures discussed below have substantive participating rights as described in EITF No. 96-16.
Honduras Electrical Distribution Systems S. de R.L. de C.V. (“HEDS”)
     The HEDS governing documents are the Joint Venture Agreement (the “HEDS JVA”) and the Company and Quotaholder Agreement (the “Quotaholder Agreement”). The Quotaholder Agreement states that HEDS shall be managed by a Board of Directors in accordance with the terms of the HEDS JVA. The HEDS JVA provides that the Board of Directors shall consist of six (6) directors, four (4) of whom shall be nominated by the Company and two (2) of whom shall be nominated by the other member of the joint venture.

     The HEDS JVA provides a list of important actions of the joint venture (such as the selection of key executives and officers, the approval of the annual Business Plan and Budget, and capital expenditures in excess of $100,000) that require the approval of at least seventy-five percent (75%) of the members of the Board of Directors. Accordingly, on each of these important actions, the approval of at least one member of the Board of Directors that was nominated by the other member of the joint venture is required for authorization of the action.
     In the event there is a dispute arising out of or relating to the HEDS JVA or the Quotaholder Agreement, the parties have agreed to use their best endeavors to settle such dispute in consultation and negotiation with each other in good faith. If the parties do not resolve the dispute by consultation and negotiation within sixty (60) days, the dispute shall be finally settled by arbitration in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce in front of an arbitration panel of three (3) arbitrators, one each appointed by the parties and the third appointed by the first two arbitrators. The decision of the arbitrators is final and binding on both parties.
     Therefore, if an action requiring the approval of seventy-five percent (75%) of the members of the Board of Directors does not receive the required approval, then the parties are required to attempt to resolve the dispute in good faith, and absent resolution, seek a final resolution in arbitration. The HEDS JVA and the Quotaholder Agreement do not provide for any predetermined resolution in the event the necessary approvals are not obtained.
Lear-Kyungshin Sales and Engineering LLC (“LKSE”)
     The LKSE governing documents are the Joint Venture Agreement (the “LKSE JVA”) and the Operating Agreement (the “LKSE Operating Agreement”). The LKSE Operating Agreement states that the business and affairs of LKSE shall be managed by the members who shall nominate and appoint a Board of Directors. The LKSE Operating Agreement provides that the Board of Directors shall consist of six (6) directors, (4) of whom shall be nominated by the Company and two (2) of whom shall be nominated by the other member of the joint venture.
     The LKSE JVA and the LKSE Operating Agreement provide a list of important actions of the joint venture (such as the selection of key executives and officers, the approval of the annual Business Plan and Budget, and capital expenditures in excess of $100,000) that require the approval of at least seventy-five percent (75%) of the members of the Board of Directors. Accordingly, on each of these important actions, the approval of at least one member of the Board of Directors that was nominated by the other member of the joint venture is required for the authorization of the action.
     In the event there is a dispute arising out of or relating to the LKSE JVA or the LKSE Operating Agreement, the parties have agreed to use their best endeavors to settle such dispute in consultation and negotiation with each other in good faith. If the parties do not resolve the dispute by consultation or negotiation within sixty (60) days, the dispute shall be finally settled by arbitration in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce in front of an arbitration panel of three (3) arbitrators, one each appointed by the parties and the third appointed by the first two arbitrators. The decision of the arbitrators is final and binding on both parties.
     Therefore, if an action requiring the approval of seventy-five percent (75%) of the members of the Board of Directors does not receive the required approval, then the parties are required to attempt to resolve the dispute in good faith, and absent resolution, seek a final resolution in arbitration. The LKSE JVA and the LKSE Operating Agreement do not provide for any predetermined resolution in the event the necessary approvals are not obtained.

Shanghai Lear STEC Automotive Parts Co., Ltd. (“STEC”)
     The STEC governing documents are the Articles of Association (the “STEC Articles”) and the Joint Venture Contract (the “STEC JVC”). The STEC JVC and the STEC Articles provide for a seven (7) person Board of Directors, four (4) of whom shall be appointed by the Company and three (3) of whom shall be appointed by the other member of the joint venture. The STEC JVC provides that the Board of Directors shall be the highest authority of STEC and that it shall decide all matters of major importance to STEC.
     The STEC JVC and the STEC Articles provide a list of important actions of the joint venture (such as the approval of the general principles for production and operation, annual budget and annual business plan, appointment or dismissal of the General Manager and the Deputy General Manager, and determination of salary policy) that require the unanimous approval of the Board of Directors. Accordingly, on each of these important actions, the approval of all of the directors that were nominated by the other member of the joint venture is required to authorize the action.
     In the event there is a dispute arising out of or relating to the STEC JVC, the parties have agreed to submit the matter for settlement to a panel consisting of representatives of the parties. Each party may appoint up to three (3) individuals on such panel. If the panel is unable to resolve the dispute within thirty (30) days after the submission of such dispute, it shall refer the dispute to the highest executive officer of each of the parties. If the highest executive officers are unable to resolve the dispute within thirty (30) days of the submission, the dispute shall be settled by arbitration at the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Arbitration Rules of the United Nations Commission on International Trade Law. The arbitration tribunal shall be composed of three (3) arbitrators, one each appointed by the parties and the third appointed by the HKIAC. The decision of the arbitrators is final and binding on both parties.
     Therefore, if an action requiring the approval of all of the members of the Board of Directors does not receive the required approval, then the parties are required to attempt to resolve the dispute either through the panel or the executives, and absent resolution, seek a final resolution in arbitration. The STEC JVC and the STEC Articles do not provide for any predetermined resolution in the event the necessary approvals are not obtained.
Chongqing Lear Chang’an Automotive Trim Co., Ltd. (“Chongqing”)
     The Chongqing governing documents are the Joint Venture Contract (the “Chongqing JVC”) and Articles of Association (the “Chongqing Articles”). The Chongqing JVC and the Chongqing Articles provide for a nine (9) person Board of Directors, five (5) of whom shall be appointed by the Company and four (4) of whom shall be appointed by the other members of the joint venture. The Chongqing JVC provides that the Board of Directors shall be the highest authority of the joint venture.
     The Chongqing JVC and the Chongqing Articles provide a list of important actions of the joint venture (such as the approval of the annual budget, financial statements and operation reports, approval of the annual production plan, sales plans and development plans, and employment and remuneration of the General Manager, Deputy General Manager and other officers) that require the approval of two-thirds (66-2/3%) of the members of the Board of Directors. Accordingly, on each of these important actions, the approval of at least one member of the Board of Directors that was appointed by another member of the joint venture is required for approval of the action.
     In the event there is a dispute arising out of or relating to the Chongqing JVC or the Chongqing Articles, the parties have agreed to submit the matter for settlement to a panel consisting of representatives of the parties. Each party involved in the dispute may appoint up to three (3) individuals on such panel. If the panel is unable to resolve the dispute within thirty (30) days of the submission of the dispute, it shall refer the dispute to the President or Chairman of each of the parties. If the President and/or Chairman of each of the parties are unable to resolve the dispute within thirty (30) days of the submission of the dispute, the dispute shall be settled by arbitration at the HKIAC. The Company, on the one hand, and the other parties involved in the dispute, on the other hand, each shall appoint an arbitrator, and the appointed arbitrators shall appoint a third arbitrator who shall act as Chairman of the arbitration tribunal. If the appointed arbitrators fail to appoint a third arbitrator, such appointment will be made by the HKIAC. The decision of the arbitrators is final and binding on the parties.
     Therefore, if an action requiring the approval of two-thirds (66-2/3%) of the members of the Board of Directors does not receive the required approval, then the parties are required to attempt to resolve the dispute either through the panel or the executives, and absent resolution, seek a final resolution in arbitration. The Chongqing JVC and the Chongqing Articles do not provide for any predetermined resolution in the event the necessary approvals are not obtained.
Lear Changan (Chongqing) Automotive System Co., Ltd. (“Changan”)
     The Changan governing documents are the Joint Venture Contract (the “Changan JVC”) and Changan Articles of Association (the “Changan Articles”). The Changan JVC and the Changan Articles provide for a nine (9) person Board of Directors, five (5) of whom shall be appointed by the Company and four (4) of whom shall be appointed by the other members of the joint venture. The Changan JVC provides that the Board of Directors shall be the highest authority of the joint venture.
     The Changan JVC and the Changan Articles provide for a list of important actions of the joint venture (such as the approval of the annual budget, financial statements and operation reports, approval of the annual production plan, sales plans and development plans, and employment and remuneration of the General Manager, Deputy General Manager and other officers) that require the approval of two-thirds (66-2/3%) of the members of the Board of Directors. Accordingly, on each of these important actions, the approval of at least one member of the Board of Directors that was appointed by another member of the joint venture is required for approval of the action.
     In the event there is a dispute arising out of or relating to the Changan JVC or the Changan Articles, the parties have agreed to submit the matter for settlement to a panel consisting of representatives of the parties. Each party involved in the dispute may appoint up to three (3) individuals on such panel. If the panel is unable to resolve the dispute within thirty (30) days of the submission of the dispute, it shall refer the dispute to the President or Chairman of each of the parties. If the President and/or Chairman of each of the parties are unable to resolve the dispute within thirty (30) days of the submission of the dispute, the dispute shall be settled by arbitration at the HKIAC. The Company, on the one hand, and the other parties involved in the dispute, on the other hand, each shall appoint an arbitrator, and the appointed arbitrators shall appoint a third arbitrator who shall act as Chairman of the arbitration tribunal. If the appointed arbitrators fail to appoint a third arbitrator, such appointment will be made by the HKIAC. The decision of the arbitrators is final and binding on the parties.
     Therefore, if an action requiring the approval of two-thirds (66-2/3%) of the members of the Board of Directors does not receive the required approval, then the parties are required to attempt to resolve the dispute either through the panel or the executives, and absent resolution, seek a final resolution in arbitration. The Changan JVC and the Changan Articles do not provide for any predetermined resolution in the event the necessary approvals are not obtained.

3.	As a related matter, please confirm that for each of the corporate actions cited in your response to comment 6, the minority shareholder’s ability to block actions proposed by you as majority shareholder means that you cannot proceed with each of the corporate actions without the minority shareholder approval. For example, you cannot unilaterally incur a $200,000 capital expenditure excluded from the Business Plan for Honduras Electrical Distribution Systems S. de R.L. de C.V. without approval from the minority shareholder.
     Response:
     We confirm that for each of the actions requiring unanimous or super-majority approval of the Board of Directors, the applicable governing documents of the joint ventures do not authorize the Company to proceed with such actions without receiving the approval of the minority shareholder. Moreover, the governing documents do not include a default provision that governs or otherwise authorizes the Company to take such actions in the absence of receiving the minority shareholder’s consent. Accordingly, in the event a dispute arises regarding the actions described in the response to comment 2, the applicable governing documents of the joint ventures provide that the parties enter into negotiation, consultation and, if necessary, arbitration to resolve such dispute. Further, the only dispute resolution provisions contained in the governing documents are those described above in the response to comment 2.
     If you should have any questions or comments about any of the items responded to in this letter, please call me at (312) 558-5723.

Sincerely,
/s/ Bruce A. Toth

Bruce A. Toth

cc:	Matthew J. Simoncini
Terrence B. Larkin